May 5, 2006
VIA EDGAR SUBMISSION

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention:	Mr. David Mittelman Mr. H. Christopher Owings

Re:	Great Plains Energy Incorporated Registration Statement on Form S-3 Filed March 30, 2006 File No. 333-132829

Ladies and Gentlemen:

I am writing in response to the comments contained in the staff’s comment letter dated April 13, 2006 (the “Comment Letter”) with respect to the Registration Statement on Form S-3 (the “Registration Statement”) of Great Plains Energy Incorporated (the “Company”), as filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2006. On the date hereof, the Company has filed Amendment No. 1 to its Registration Statement (“Amendment No. 1”). For the convenience of the staff’s review, I have set forth the comments contained in the Comment Letter along with the responses of the Company.

Risk Factors, page 4

1.
Please revise to include risk factors addressing any specific risks associated with an investment in the Dividend Reinvestment and Direct Stock Purchase Plan. For example, you may wish to consider including a risk factor addressing the investor’s lack of control to direct the price at which common stock are purchased. In addition, you may wish to consider including a risk concerning the related risk of the limited investment period of your plan. These are examples only. If you believe no risk factors are material, then please advise.

RESPONSE: The Company does not believe that participation in the Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”) in and of itself presents any significant inherent risks and is not speculative in nature separate and apart from those risks associated with any other investment in the Company’s common stock. However, in response to the staff’s comment, the Company has included in the “Risk Factors” section certain disadvantages related to participating in the Plan which are discussed elsewhere in the prospectus. See “There are Market Risks Associated with Investing in the Plan” and “There are Tax Consequences to Reinvesting Cash Dividends Under the Plan” on page 4 of Amendment No. 1.

Undertakings, II-7

2.	Please revise your undertakings to include the undertakings of Item 512(a)(5)-(6) and (h) of Regulation S-K.

RESPONSE: As requested, the Company has included the specified undertakings in Part II, Item 17 of Amendment No. 1.

Exhibit 5.1

3.	Please revise this language to clearly opine on the laws of the State of Missouri.

RESPONSE: The opinion originally filed as Exhibit 5.1 to the Registration Statement is not qualified as to jurisdiction and, therefore, clearly opines as to the laws of the State of Missouri. However, in response to the staff’s comment, the opinion filed as Exhibit 5.1 to Amendment No. 1 has been revised to include the following sentence: “I am licensed to practice law in the State of Missouri and the foregoing opinion is limited to the laws of the State of Missouri.”

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In addition to the changes made to the Registration Statement in response to the staff’s comments, the Company has made other revisions contained in Amendment No. 1. Two of these changes are (i) the Company has shortened the section “Cautionary Statements Regarding Certain Forward-Looking Information” and (ii) in addition to including the specified risk factors in the response to staff comment No. 1 as noted above, the Company has determined to delete the risk factors contained in the Registration Statement as originally filed (which were substantially identical to the “Risk Factors” section in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”) which is incorporated by reference into the Registration Statement) and to instead incorporate by reference the “Risk Factors” sections of its previously filed Form 10-K and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, as well as subsequent Company filings with the Commission, as permitted by Form S-3 and Regulation S-K.

If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (816) 556-2608.

Very truly yours, /s/ Mark G. English Mark G. English General Counsel and Assistant Secretary Great Plains Energy Incorporated